EXHIBIT 15.1

True Leaf Announces Cannabis Cultivation Team

Experts in genetics and cultivation will lead the development of high-quality medicinal cannabis products at True Leaf Campus

VERNON, British Columbia, March 19, 2018 (GLOBE NEWSWIRE) -- True Leaf Medicine International Ltd. (“True Leaf”) (CSE:MJ) (FSE:TLA) (OTCQB:TRLFF), the quality of life cannabis company for people and their pets, has recruited two medicinal cannabis cultivation experts to lead the development of its medicinal cannabis products.

Stephen Schroeder, Chief Cannabis Industry Advisor, and Christian Zofchak, Director of Horticulture Operations, have joined the True Leaf team, driven by a motivation to help patients, as well as their own family members, who find their pharmaceutical treatments ineffective or intolerable.

“True Leaf is assembling a world-class team of medical, genetics and cultivation experts,” said Darcy Bomford, Founder and Chief Executive Officer of True Leaf. “Our mission is to be Canada’s leading purpose-driven cannabis company, so we are proud to announce today Stephen and Christian will be creating high-quality medical products for people and their pets here at True Leaf Campus.”

The cultivation team members are Canadian leaders in selective cannabis plant development. They will identify the best cannabis plant genetics worldwide, and, as part of True Leaf’s proprietary intellectual property, will develop unique strains capable of producing the active ingredients needed to develop a highly-effective medicinal product line to address neurological, musculoskeletal, gynaecological, and gastrointestinal conditions.

Mr. Schroeder has overseen millions of square feet of cannabis cultivation worldwide. Now an Okanagan Valley resident, he has consulted on cannabis operations in several European Union countries, throughout the United States, and in South America helping thousands of patients. His approach to cannabis horticulture emphasizes purity and precise control of all parameters of the growth cycle.

“I’ll be leading the careful genetic selection of stronger strains that will make people feel better,” said Mr. Schroeder. “I’ve designed techniques to preserve the whole plant medicine. This means we can use the full spectrum of therapeutic benefits cannabis has to offer. I’m excited to bring this and other specialized growing techniques to True Leaf.”

Mr. Zofchak, drawing on more than 20 years of experience, will provide the precise environmental controls necessary to eliminate the need for pesticides and fungicides during the production of cannabis products. The control of these conditions will enable the team to produce whole plant medicines and extractions.

“I am very proud to be part of a team that puts patients first with such a strong commitment to quality cannabis cultivation,” said Mr. Zofchak. “I believe that True Leaf will be one of the few licensed producers capable of providing consistent pharmaceutical grade cannabis and extractions. This is only possible with our scientific approach and dedication.”

True Leaf has received permission by Health Canada to build its True Leaf Campus cannabis cultivation facility and broke ground on March 2, 2018. The 25,000 square foot facility is expected to be completed in late summer 2018.

True Leaf is currently in the final stages of Health Canada’s Access to Cannabis for Medical Purposes Regulations (ACMPR) process.

About True Leaf

Founded in 2013, True Leaf has two main operating divisions: True Leaf Medicine Inc. and True Leaf Pet Inc. The Company’s goal is to provide federally-approved cannabis products that will be sold across Canada and the United States. True Leaf Medicine Inc. was launched in July 2013 to become a licensed producer of medicinal cannabis for the Canadian market. True Leaf Medicine Inc. has been granted approval by Health Canada to build its grow facility and will be subject to a Health Canada inspection upon completion to allow for the cultivation, manufacture, and distribution of cannabis products. Currently, True Leaf does not have a license to produce cannabis.

Established in 2015, True Leaf Pet Inc. markets hemp-based products for the pet industry. The Company launched the True Hemp™ pet supplement line in Canada, the United States, and Europe, becoming one of the first hemp-based pet product lines to be marketed worldwide. True Hemp™ North American products are free of CBD and THC.

Media Contact:

Paul Sullivan
Director, Public Relations
Paul@trueleaf.com
O: 604-685-4742
M: 604-603-7358

Investor Contact:

Kevin Bottomley (Canada)
Director and Corporate Relations
Kevin@trueleaf.com
M: 778-389-9933

Tirth Patel (US)
Edison Advisors
tpatel@edisongroup.com
O: 646-653-7035

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Forward-Looking Statements

This news release contains forward-looking statements; and management may make additional forward-looking statements in response to your questions. Such written and oral disclosures are made pursuant to the Safe Harbor provision of the Private Securities Litigation Reform Act of 1995. Although True Leaf believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, True Leaf’s actual results and performance and the value of its securities could differ materially from those set forth in the forward-looking statements due to the impact of many factors including, but not limited to, risks and uncertainties detailed in the “Risk Factors” in the Risk Factors section of True Leaf’s Offering Circular on Form 1-A, filed with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities and other discussions of risk factors contained in True Leaf’s periodic filings or supplements to the offering circular filed with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities. True Leaf Offering Circular on Form 1-A can be found at www.trueleaf.com/pages/investor. True Leaf claims the safe harbor protection for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements speak only as of the date they are made. True Leaf undertakes no obligation to update or revise any such information for any reason after the date of this presentation, unless required by law.